0 00115 9987



BCE
Emergis

SUPPL

December 18, 2001

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Dear Sir or Madam:

John Sypnowich
Vice President and
General Counsel

Re: BCE Emergis Inc. ("the Company")
File No. 82-5206
Exemption Pursuant to Rule 12g3-2(b)

U.S. POST OFFICE
DELAYED

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

1. Company News Release dated December 18, 2001.

If you have any questions with respect to the attached, please call the undersigned at (514) 868-2341. Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

John Sypnowich
Vice President and General Counsel

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

JS/kg
Encl.

BCE Emergis Inc.
#2200
1155, boul. René-Lévesque Ouest/West
Montréal, (Québec) H3B 4T3



December 18, 2001

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Dear Sir or Madam:

John Sypnowich
Vice President and
General Counsel

Re: BCE Emergis Inc. (the "Company")
File No. 82-5206
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

1. Company News Release dated December 18, 2001.

If you have any questions with respect to the attached, please call the undersigned at (514) 868-2341. Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

John Sypnowich
Vice President and General Counsel

JS/kg
Encl.

BCE Emergis Inc.
#2200
1155, boul. René-Lévesque Ouest/West
Montréal, (Québec) H3B 4T3

82-5206



News Release

BCE Emergis to Deliver Industry-leading Electronic Payment Initiative for Ontario's Workplace Safety and Insurance Board

Web-enabled Sol[illegible] Improve Efficiencies for WSIB

Montreal, December 18, 2001— BCE Emergis Inc. (TSE: IFM), a premiere North American B2B e-commerce services company, today announced a five-year agreement with the Workplace Safety and Insurance Board of Ontario (WSIB) to provide a new web-enabled health claims approval and payment system that will provide a faster, more consistent process for the province's 27,000 health and medical services providers. With Ontario having the largest industrial base in Canada, receiving over 300,000 claims for workplace safety and insurance benefits from injured workers annually, the WSIB is the largest payer of work-related health claims in the country, and among the largest in North America. By developing an online system for health claim submission and adjudication as well as receipt of labour market re-entry plans, BCE Emergis and the WSIB are breaking new ground in eHealth services.

"This is another industry-transforming initiative that we are developing on the heels of our health insurance eClaims exchange. Our experience in the area of workers compensation boards and our understanding of the claims process will be brought to bear as we provide the WSIB with a web-based system that will deliver operational efficiencies and greater customer service," offered Ron Loucks, Executive Vice-President eHealth Solutions Group, BCE Emergis.

"This new system will, quite simply, make it easier for people to do business with the WSIB," Mr. Loucks added.

"A secure online channel will make the entire process more efficient and enhance the experience for Ontario's professional service providers," said Robert Timlin, Project Director at the WSIB. "Not only will we be able to improve the payment process for workers and provider groups but our Service Delivery Teams will be able to use the claim data to work with providers to ensure that injured workers receive optimal care. The WSIB works to prevent work-related accidents and reduce the impact of workplace injuries on workers and employers. We believe this initiative will contribute to the achievement of these goals."

The WSIB manually processes about 4 million paper bills a year for service providers and workers. The new online system will electronically automate the process. It will also provide a timeline so that progress of all claims can be tracked. Using the Internet, this web-enabled system improves the workflow between the WSIB and health providers in many ways. That means health providers, such as physicians and physiotherapists, will find they are reimbursed for their services more quickly.

During the five-year agreement period, Emergis will derive revenue on a transaction basis.

- more -

About WSIB

Ontario's Workplace Safety and Insurance Board plays a key role in the province's occupational health and safety system. The WSIB administers no-fault workplace insurance for employers and their workers and is committed to the elimination of all workplace injuries and illnesses. The WSIB provides disability benefits, monitors the quality of health care, and assists in early and safe return to work for workers who are injured on the job or contract an occupational disease. For additional information about the WSIB please visit www.wsib.on.ca.

About BCE Emergis

BCE Emergis is a premiere B2B e-commerce services provider focused on market leadership in the transaction-intensive e-health and financial services sectors. Its scalable solutions electronically transform business process, such as health insuran[illegible]s processing, and enable its customers to succeed in the web-centric, cost-driven and highly compe[illegible] global Internet economy. It offers its customers increasing value by simplifying administrative processes, decreasing costs and delivery times and providing better customer service. Through **BCE Emergis eHealth Solutions Group**, BCE Emergis is leveraging its experience and strengths in the health insurance industry to solidify its leadership position and broaden its scope of services to insurance companies, third party administrators, governments, workers' compensation boards and large provider organizations. BCE Emergis shares (TSE:IFM) are included in the Toronto Stock Exchange 100 composite index. Please visit BCE Emergis at www.emergis.com for more information on the Company.

- ### -

This news release contains certain forward-looking statements that reflect the current views and/or expectations of BCE Emergis with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information:

Sylvia Morin
Director, Corporate Communications
(514) 868-2358
Email: sylvia.morin@emergis.com

Robert Brehl
Fleishman Hillard Canada
(416) 214-0721
Email: brehlr@fleishman.com

John Gutpell
Director Investor Relations
514 868-2232
email: john.Gutpell@emergis.com